Executive Vice President and

Chief Financial Officer

2895 Greenspoint Parkway

Hoffman Estates, IL 60169

TEL 847-585-2024

FAX 847-585-2064

December 15, 2008

BY EDGAR AND FACSIMILE TRANSMISSION

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed February 28, 2008
File No. 000-23245

Dear Mr. Spirgel:

We enclose for your review Career Education Corporation’s (the “Company”) responses to comments 1 through 3 contained in the Staff’s letter to the Company dated December 2, 2008 (the “Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007. For convenience of reference, the comments in the Letter have been repeated below.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Transactions with Related Persons, page 11

1. In future filings, provide a statement of whether policies and procedures for the review, approval or ratification of transactions with related persons are in writing and if not, how such policies and procedures are evidenced. See Item 404(b)(iv) of Regulation S-K.

Response:

In response to the question above, please note that in our future filings we will provide a statement of our written policies and our procedures for the review, approval or ratification of transactions with related persons pursuant to the disclosure requirements of Item 404(b)(iv) of Regulation S-K.

We hereby undertake to revise our related disclosure in future filings to read as follows:

“Transactions with Related Persons – The Board of Directors and the Company have established certain policies and procedures regarding review and approval of activities involving related person transactions as defined under applicable Securities and Exchange Commission regulations. Related persons include anyone who is, or has been since the beginning of the last fiscal year, a director or director nominee, an executive officer, a stockholder owning 5% or more of our outstanding common stock, and any immediate family member or associate of any of these persons. A person’s “immediate family” includes his/her spouse, parents, step-parents, children, step-children, brothers and sisters, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than a tenant or employee) sharing the person’s home. A person’s “associates” include (l) any corporation or organization (other than the Company or its subsidiaries) of which the person is an officer or partner, or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities; (2) any trust or other estate in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and (3) any member of the person’s immediate family who has the same home as the person or who or is a director or officer of the Company or any of its subsidiaries.

The Board has delegated to the Audit Committee, as specified in its committee charter, the responsibility to review, approve or ratify any transactions with related persons required to be reported in the Company’s periodic reports with the Securities and Exchange Commission to determine if each such transaction (1) is in the best interests of the Company and its stockholders, and (2) is consistent with applicable legal or regulatory requirements. The Audit Committee meets quarterly with the Company’s Chief Audit Executive and General Counsel to review the results of their monitoring of compliance with the Company’s Code of Business Conduct and Ethics (which applies to directors as well as all employees) and the Code of Ethics for Executive Officers. Monitoring procedures include the Company’s SpeakUp Line for anonymous reporting of suspected violations of those Codes and entity level testing of key controls in connection with internal control over financial reporting and disclosure controls and procedures.

The Company’s Code of Business Conduct and Ethics includes the Company’s Conflict of Interest Policy, among other policies. Directors are expected to read the Code and adhere to its provisions to the extent applicable in carrying out their duties and responsibilities as Directors. The Conflicts of Interest Policy provides, among other things, that it is improper for employees to do business with an individual that is not at “arms length” even if the employee has no financial interest in the transaction or arrangement; that employees shall not directly or indirectly have any interest in or have any personal contract, agreement or understanding of any nature whatsoever with suppliers, customers or other persons or entities doing business or negotiating to do business with the Company; that employees with a relationship of some kind must not be a decision maker regarding any transaction or agreement and must immediately disclose the relationship to the Senior Vice President of Human Resources; that employees must bring any business opportunity encompassed under the Conflicts of Interest Policy to the attention of the appropriate Company official; and that employees are prohibited from engaging or participating, directly or indirectly, either as a principal, agent, employee, employer, consultant, stockholder, co-partner, board member or in any other individual or representative capacity whatever, in the conduct or management of, or own any stock or other proprietary interest in, any business that is or may be competitive with or seeks to do business with the Company, unless the employee has obtained the prior written consent of the Company. However, the Policy allows ownership of up to 5% of the capital stock of public companies that are regularly traded on any national exchange or in the over-the-counter market.

The Board’s Nominating and Governance Committee reviews the independence of and any possible conflicts of interest of directors and director nominees at least annually in connection with its review of Directors and Officers Questionnaires. Directors are required to disclose potential and existing related party transactions in completing the questionnaire. Directors are also expected to disclose all potential related party transactions to the Audit Committee and to the Board of Directors in compliance with the Audit Committee’s responsibilities regarding review of related person transactions.

There [are/are no] related person transactions to report in this proxy statement. [Such related person transactions are::::::::::::::::::::::]”

Compensation Discussion and Analysis, page 15

Compensation Components, page 15

2. On pages 16, 17 and 18 of your definitive proxy statement, you disclose the type of company performance measures the Compensation Committee used for determining performance-based annual incentive compensation and vesting of performance shares. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

In our future filings, we will provide the performance targets and threshold levels that must be reached for payment to each named executive officer for performance-based annual incentive compensation and vesting of performance shares pursuant to the disclosure requirements of Item 402(b)(2)(v). However, with respect to such future disclosures, to the extent that we believe we have a sufficient basis to keep the information confidential, we will discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels in light of Instruction 4 to Item 402(b) and Question 118.04 in the SEC’s Regulation S-K Compliance and Disclosure Interpretations.

3. We note that one of the company performance measures for annual cash incentive compensation is EBIT. In future filings, disclose how this non-GAAP financial measure is calculated from your audited financial statements.

Response:

In response to the question above, please note that in our future filings we will disclose how any non-GAAP financial measure that is utilized as a measurement component for incentive plan purposes is derived from our audited financial statements.

*    *    *    *

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter. Please call me at (847) 585-2024 if you have any questions regarding the above responses.

Very truly yours,

/s/ Michael J. Graham

Michael J. Graham

cc:	Jeffrey D. Ayers
Gary E. McCullough
Colon McLean
Lawrence D. Levin
Gail B. Rago
Virginia M. Dowling
Colleen M. O’Sullivan

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